

May 26, 2023

Gavin Burnett
Chief Executive Officer
Locafy Ltd
30 Rockefeller Plaza
26th Floor
New York, New York 10112

> **Re: Locafy Ltd**
> **Registration Statement on Form F-3**
> **Filed May 19, 2023**
> **File No. 333-272066**

Dear Gavin Burnett:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jayun Koo